UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  GENTEK, INC.
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                    37245X203
                                 (CUSIP Number)

                             Ann E. Tadajweski, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP No. 37245X203                                           Page 2 of 12 Pages


1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

               SILVER OAK CAPITAL, LLC (1)

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a.  [ ]
                                         b.  [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

               OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [  ]

6     Citizenship or Place of Organization

               Delaware

               7          Sole Voting Power
 Number of                     0
  Shares
Beneficially   8          Shared Voting Power
 Owned By                      0
  Each
Reporting      9          Sole Dispositive Power
  Person                       0
   With
               10         Shared Dispositive Power
                               0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                               529,101

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                               [  ]

13    Percent of Class Represented By Amount in Row (11)

                               5.2%

14    Type of Reporting Person (See Instructions)

               OO


(1)  See Item 5 below.

                                  SCHEDULE 13D

CUSIP No. 37245X203                                           Page 3 of 12 Pages



1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

               AG CAPITAL FUNDING PARTNERS, L.P. (1)

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                         a.  [ ]
                                         b.  [X]

3     SEC Use Only
4     Source of Funds (See Instructions)

               OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [  ]

6     Citizenship or Place of Organization

               Delaware

               7          Sole Voting Power
 Number of                     0
  Shares
Beneficially   8          Shared Voting Power
 Owned By                      0
  Each
Reporting      9          Sole Dispositive Power
  Person                       0
   With
               10         Shared Dispositive Power
                               0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                               52,489

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                               [  ]

13    Percent of Class Represented By Amount in Row (11)

                               0.5%

14    Type of Reporting Person (See Instructions)

               PN

(1)  See Item 5 below.

                                  SCHEDULE 13D

CUSIP No. 37245X203                                           Page 4 of 12 Pages


1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

               ANGELO, GORDON & CO., L.P.

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                          a.  [ ]
                                          b.  [X]

3     SEC Use Only
4     Source of Funds (See Instructions)

               OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [  ]

6     Citizenship or Place of Organization

               Delaware

               7          Sole Voting Power
 Number of                     581,590
  Shares
Beneficially   8          Shared Voting Power
 Owned By                      0
  Each
Reporting      9          Sole Dispositive Power
 Person                        581,590
  With
               10         Shared Dispositive Power
                               0

11    Aggregate Amount Beneficially Owned by Each Reporting Person
                               581,590

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                               [  ]

13    Percent of Class Represented By Amount in Row (11)

                               5.7%

14    Type of Reporting Person (See Instructions)

               IA, PN

                                  SCHEDULE 13D

CUSIP No. 37245X203                                           Page 5 of 12 Pages



1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

               JOHN M. ANGELO

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                          a.  [ ]
                                          b.  [X]

3     SEC Use Only
4     Source of Funds (See Instructions)

               OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                 |-|

6     Citizenship or Place of Organization

               United States

               7          Sole Voting Power
 Number of                     581,590
  Shares
Beneficially   8          Shared Voting Power
 Owned By                      0
  Each
Reporting      9          Sole Dispositive Power
 Person                        581,590
  With
               10         Shared Dispositive Power
                               0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                               581,590

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                               [  ]

13    Percent of Class Represented By Amount in Row (11)

                               5.7%

14    Type of Reporting Person (See Instructions)

               HC

                                  SCHEDULE 13D

CUSIP No. 37245X203                                           Page 6 of 12 Pages




1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

               MICHAEL L. GORDON

2     Check the Appropriate Box if a Member of a Group (See Instructions)
                                          a. [ ]
                                          b. [X]

3     SEC Use Only
4     Source of Funds (See Instructions)

               OO


5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
               [  ]

6     Citizenship or Place of Organization

               United States

               7          Sole Voting Power
 Number of                     581,590
  Shares
Beneficially   8          Shared Voting Power
 Owned By                      0
  Each
Reporting      9          Sole Dispositive Power
 Person                        581,590
  With
               10         Shared Dispositive Power
                               0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

                               581,590

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                               [  ]

13    Percent of Class Represented By Amount in Row (11)

                               5.7%
14    Type of Reporting Person (See Instructions)

               HC

                                  SCHEDULE 13D

CUSIP No. 37245X203                                           Page 7 of 12 Pages


     This Amendment No. 2 to Schedule 13D relates to shares of common stock, no par value per share (the "Shares"), of GenTek, Inc. (the "Issuer"). This Amendment No. 2 amends the initial statement on Schedule 13D, filed on November 20, 2003, (the "Initial Statement"), by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that, as a result of recent sales of the Shares, the beneficial ownership of each of the Reporting Persons has decreased by more than one percent of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows.

Item 1.  Security and Issuer.

     This Statement relates to the Shares. The address of the principal executive office of the Issuer is 90 East Halsey Road, Parsippany, New Jersey 07054.


Item 2. Identity and Background.


     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     i)  Silver Oak Capital, LLC ("Silver Oak");

     ii) AG Capital Funding Partners, L.P. ("AG Capital")

     iii) Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

     iv) John M. Angelo, in his capacities as a managing member of JAMG LLC, the general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo") a managing member of JAMG LLC the; and

     v) Michael L. Gordon, in his capacities as a managing member of JAMG LLC, the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

     This statement relates to Shares and Warrants (as defined herein) to acquire Shares held for the accounts of Silver Oak and AG Capital. Angelo, Gordon serves as the manager of AG Capital Funding Investors, LLC, a Delaware limited liability company and the general partner of AG Capital. Angelo, Gordon also serves as the investment adviser of AG Capital. In such capacities, Angelo, Gordon may be deemed to have voting and dispositive power over the Shares and other securities held for the account of AG Capital. Mr. Angelo and Mr. Gordon act as managing members of JAMG LLC, general partners of AG Partners, L.P., the sole general partner of Angelo, Gordon and, in such capacities, may also be deemed to have voting and dispositive power over the Shares and other securities held for the account of AG Capital. In addition, Mr. Angelo and Mr. Gordon are controlling members of Silver Oak and, in such capacities, may be deemed to have voting and dispositive power over the Shares and other securities held for the account of Silver Oak.

                              The Reporting Persons

     Silver Oak is a Delaware limited liability company. The principal business occupation of Silver Oak is investment in securities. The principal business address of Silver Oak is 245 Park Avenue, New York, New York 10167. Current

                                                              Page 8 of 12 Pages

information concerning the identity and background of the members of Silver Oak is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

     AG Capital is a Delaware limited partnership. The principal business occupation of AG Capital is investment in securities. The principal business address of AG Capital is 245 Park Avenue, New York, New York 10167. AG Capital does not have any executive officers or directors.

     Angelo, Gordon is a Delaware limited partnership. AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo, Gordon. JAMG LLC, a Delaware limited liability company ("JAMG") is the general partner of AG Partners, L.P. Mr. Angelo is the chief executive officer of Angelo, Gordon and a managing member of JAMG. Mr. Gordon is the chief operating officer of Angelo, Gordon and a managing member of JAMG. Angelo, Gordon, and AG Partners, L.P. through Angelo, Gordon, are engaged in the investment and investment management business. The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo, Gordon at Angelo, Gordon's principal office. John M. Angelo and Michael L. Gordon are United States citizens. The principal business address of each of AG Partners, L.P., Angelo, Gordon, John M. Angelo and Michael L. Gordon is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the executive officers of Angelo, Gordon is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

     (a) (i) Silver Oak holds 529,101 Shares (approximately 5.2% of the total number of Shares outstanding assuming the exercise of all Warrants held by Silver Oak). This number includes (A) 527,870 Shares held for the benefit of four private investment funds with respect to which Angelo, Gordon acts as discretionary investment adviser and for which Silver Oak acts as nominee, (B) 827 Shares issuable upon the exercise of Tranche B Warrants held for the benefit of four private investment funds with respect to which Angelo, Gordon acts as discretionary investment adviser and for which Silver Oak acts as nominee, and
(C) 404 Shares issuable upon the exercise of Tranche C Warrants held for the benefit of four private investment funds with respect to which Angelo, Gordon acts as discretionary investment adviser and for which Silver Oak acts as nominee.

          (ii) AG Capital holds 52,489 Shares (approximately 0.5% of the total number of Shares outstanding assuming the exercise of all Warrants held by AG Capital). This number includes (A) 52,362 Shares held for the account of AG Capital, (B) 85 Shares issuable upon the exercise of Tranche B Warrants, and (C) 42 Shares issuable upon the exercise of Tranche C Warrants.

                                                              Page 9 of 12 Pages

          (iii) Each of Angelo, Gordon, Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of 581,590 Shares (approximately 5.7% of the total number of Shares outstanding assuming the exercise of all Warrants held by Silver Oak and AG Capital). This number includes (A) 52,362 Shares held by AG Capital, (B) 527,870 Shares held for the account of Silver Oak, (C) 85 Shares issuable upon the exercise of Tranche B Warrants by AG Capital, (D) 42 Shares issuable upon the exercise of Tranche C Warrants held by AG Capital, (E) 827 Shares issuable upon the exercise of Tranche B Warrants held by Silver Oak, and
(F) 404 Shares issuable upon the exercise of Tranche C Warrants held by Silver Oak.

     (b) (i) Silver Oak may not be deemed to have the power to direct the voting and disposition of the 529,101 Shares held for the benefit of four private investment funds for which it acts as nominee (assuming the exercise of all Warrants held by Silver Oak).

          (ii) AG Capital and may not be deemed to have the power to direct the voting and disposition of the 52,489 Shares held by AG Capital (assuming the exercise of all Warrants held by AG Capital).

          (iii) Each of Angelo, Gordon, Mr. Angelo and Mr. Gordon may be deemed to have sole power to direct the voting and disposition of the 52,489 Shares held by AG Capital (assuming the exercise of all Warrants held by AG Capital). In addition, each of Angelo, Gordon, Mr. Angelo and Mr. Gordon may be deemed to have sole power to direct the voting and disposition of the 529,101 Shares held by Silver Oak (assuming the exercise of all warrants held by Silver Oak).


     (c) The trading dates, number of shares purchased and price per share for all transactions by the Reporting Persons during the past 60 days are set forth in Exhibit A attached hereto. All such transactions were over-the-counter purchases for the account of either Silver Oak or AG Capital.


     (d) (i) The partners of Angelo, Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.

         (ii) The partners of AG Capital, including Angelo, Gordon, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of AG Capital in accordance with their partnership interests in AG Capital.

          (iii) The limited partners of (or investors in) each of the private investment funds for which Angelo, Gordon acts as discretionary investment adviser, and for which Silver Oak acts as nominee with respect to the Shares, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Silver Oak in accordance with their limited partnership interests (or investment percentages) in such private investment funds.

     (e) Not applicable.

Item 7. Material to Filed as Exhibits.

     Exhibit A - List of transactions in Issuer's common stock taking place during the 60 day period preceding this filing.

                                                             Page 10 of 12 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:   August 2, 2006             SILVER OAK CAPITAL, LLC


                                     By:  /s/ Michael L. Gordon
                                          --------------------------------------
                                     Name:  Michael L. Gordon
                                     Title: Member

Date:   August 2, 2006             AG CAPITAL FUNDING PARTNERS, L.P.

                                     By:    AG Capital Funding Investors, LLC,
                                            Its General Partner

                                     By:    Angelo, Gordon & Co., L.P.,
                                            Its Managing Member

                                     By:    AG Partners, L.P.,
                                            Its General Partner

                                     By:  /s/ Michael L. Gordon
                                          --------------------------------------
                                     Name:  Michael L. Gordon
                                     Title: General Partner

Date:   August 2, 2006             ANGELO, GORDON & CO., L.P.

                                     By:    AG Partners, L.P.,
                                            Its General Partner

                                     By:  /s/ Michael L. Gordon
                                          --------------------------------------
                                     Name:  Michael L. Gordon
                                     Title: General Partner

Date:   August 2, 2006             John M. Angelo

                                   /s/ John M. Angelo
                                   ---------------------------------------------


Date:   August 2, 2006             Michael L. Gordon

                                   /s/ Michael L. Gordon
                                   ---------------------------------------------

                                                             Page 11 of 12 Pages


                                  EXHIBIT INDEX

                                                                        Page No.


A.  Schedule of transactions effected during the last 60 days..............12

                                                             Page 12 of 12 Pages


                                    EXHIBIT A

        RECENT TRANSACTION IN THE SECURITIES OF GENTEK, INC.

                                                                                   Aggregate Price
                                                                                     (excluding
                                        Date of      Number of       Type of          brokerage       Nature of
    For the Account of                Transaction    Securities      Security        commissions)    Transaction
---------------------------------     -----------    ----------    ------------    ---------------   -----------

Silver Oak Capital, LLC                 7/11/06       139,198      Common Stock         $26.85           Sell
----------------------------------------------------------------------------------------------------------------
AG Capital Funding Partners, L.P.       7/11/06        13,802      Common Stock         $26.85           Sell
----------------------------------------------------------------------------------------------------------------
Silver Oak Capital, LLC                 7/24/06        59,136      Common Stock       $29.1475           Sell
----------------------------------------------------------------------------------------------------------------
AG Capital Funding Partners, L.P.       7/24/06         5,864      Common Stock       $29.1475           Sell
----------------------------------------------------------------------------------------------------------------
Silver Oak Capital, LLC                 7/25/06        83,538      Common Stock       $29.2675           Sell
----------------------------------------------------------------------------------------------------------------
AG Capital Funding Partners, L.P.       7/25/06         8,262      Common Stock       $29.2675           Sell
----------------------------------------------------------------------------------------------------------------
Silver Oak Capital, LLC                 7/26/06         7,460      Common Stock       $29.4534           Sell
----------------------------------------------------------------------------------------------------------------
AG Capital Funding Partners, L.P.       7/26/06           740      Common Stock       $29.4534           Sell
----------------------------------------------------------------------------------------------------------------
Silver Oak Capital, LLC                 7/28/06        45,490      Common Stock         $29.97           Sell
----------------------------------------------------------------------------------------------------------------
AG Capital Funding Partners, L.P.       7/28/06         4,510      Common Stock         $29.97           Sell
----------------------------------------------------------------------------------------------------------------
Silver Oak Capital, LLC                 7/31/06        45,490      Common Stock        $29.752           Sell
----------------------------------------------------------------------------------------------------------------
AG Capital Funding Partners, L.P.       7/31/06         4,510      Common Stock        $29.752           Sell
